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                                                            Exhibit 23.3

                                March 12, 1999


Board of Directors
NCRIC Group, Inc.
1115 30th Street, N.W.
Washington, DC  20007

Members of the Board:

     We consent to the references to our firm in the Prospectus constituting part of this Registration Statement of NCRIC Group, Inc. on Form SB-2.

     We also consent to the inclusion of, summary of and references to our Initial Valuation Report and our Updated Valuation Report under the headings "The Subscription, Community and Syndicated Community Offerings - The appraisal and pricing of the common stock and - Update of appraisal prior to subscription offering," and our letter concerning subscription rights under the headings "Risk Factors - Your subscription rights may be taxable" and "Purchases in the Subscription, Community and Syndicated Community Offerings - Tax effects."

                               Sincerely,


                               RP FINANCIAL, LC.